Filed by TELUS Corporation
                                                    Pursuant to Rule 425
                                                    under the Securities Act

                                                    Subject Company:
                                                    Clearnet Communications Inc.

Telus Logo                                  Clearnet Logo


January 18, 2001

                  TELUS acquires Clearnet Warrants as scheduled

Burnaby, British Columbia, and Scarborough, Ontario - TELUS Corporation (TSE: T, T.A; T.db; NYSE: TU) and Clearnet Communications Inc. today announce that all of the conditions of the TELUS Offer to Purchase all outstanding Clearnet Warrants have been satisfied and TELUS will take-up and pay for the Clearnet Warrants that have been deposited in accordance with the terms of the Offer.

The TELUS Offer resulted in the tender of 552,328 Clearnet Warrants, representing 99.6% of the outstanding Clearnet Warrants. TELUS will be issuing
1.636 TELUS Warrants for each Clearnet Warrant taken up and paid for. Each TELUS Warrant entitles the holder to acquire one TELUS Non-Voting Share at a price of U.S. $10 per share up to September 15, 2005.

TELUS' intends to commence compulsory acquisition procedures under the Canada Business Corporations Act to acquire the balance of the Clearnet Warrants not acquired under the Offer.

TELUS Corporation is one of Canada's leading telecommunications companies providing a full range of communications products and services that connect Canadians to the world. The company generated $5.9 billion in revenues in 1999 and is the leading service provider in Western Canada. TELUS also provides voice, data, Internet, advertising and wireless services to Central and Eastern Canada. With the purchase of QuebecTel and national digital wireless company Clearnet Communications Inc., TELUS is rapidly strengthening its position as a leading national service provider. For more information about TELUS, visit www.telus.com.

                                     - 30 -

For more information, please contact:


CLEARNET                                         TELUS
Robert Mitchell                                  Stan Fidyk
(416) 279-3219                                   (780) 493-7312
investorrelations@clearnet.com                   ir@telus.com

Forward Looking Statements
Some statements in this document look forward in time and deal with other than historical or current facts for TELUS. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to the risks associated with: TELUS completing all actions required to make the compulsory acquisition of the Clearnet Warrant. For additional information with respect to certain of these and other factors, see the reports filed by TELUS and Clearnet with Canadian provincial securities commissions and the United States Securities and Exchange Commission.

TELUS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.